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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Initial Statement)

Gildan Activewear Inc.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

375 916 103
(CUSIP Number)

Check the following box if a fee is being paid with this statement 9. (a fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375 916 103	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fonds de solidarité des travailleurs du Québec (F.T.Q.) (hereinafter referred to as Fonds)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): N/A (b) N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Montreal (Quebec) CANADA

	5	SOLE VOTING POWER 859 000 Class A Subordinate Voting Shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 859 000 Class A Subordinate Voting Shares
	8	SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859 000 Class A Subordinate Voting Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.89%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

ANNEX 1

ITEM 1

(a)
Name of Issuer:    Gildan Activewear Inc.

(b)
Address of Issuer's Principal Executive offices:
725 Montée de Liesse
Ville Saint-Laurent (Québec) CANADA
H4T 1P5

ITEM 2

(a)
Name of the person filing:    Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds")

(b)
Address of Principal Business Office:
545, blvd. Cremazie East, suite 200
Montreal (Quebec) CANADA
H2M 2W4

(c)
Citizenship:    The Fonds is a stock company and a development capital investment fund established by a special act of the Legislature of the Province of Quebec, Canada. The Fonds is a labour sponsored venture capital fund whose a majority of its directors is appointed by the Fédération des travailleurs du Québec (Quebec Federation of Labour).

(d)
Title of Class of Securities:    Class A Subordinate Voting Shares

(e)
CUSIP Number:    375 916 103

ITEM 3

Classification of person filing:    N/A

ITEM 4

Amount beneficially owned:    859 000 Class A Subordinate Voting Shares

(a)

(b)
Percent of class:    2.89%

(c)
Number of shares as to which such person has:

Sole power to vote or to direct the vote:    859 000 Class A Subordinate Voting Shares

  i)
  Shared power to vote or to direct the vote:    N/A

Sole power to dispose or to direct the disposition of:    859 000 Class A Subordinate Voting Shares

  ii)
  Shared power to dispose or to direct the disposition of:    N/A

ITEM 5

Ownership of 5% or less of a Class:    2.89%

ITEM 6

Ownership of more than 5% on behalf of another person:    N/A

ITEM 7

Identification and classification of the subsidiary acquiring securities:    N/A

ITEM 8

Identification and Classification of Members of the Group:    N/A

ITEM 9

Notification of dissolution of Group:    N/A

ITEM 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9th 2005.	By:	/s/ MARIO TREMBLAY Mario Tremblay Head of the Corporate Affairs Department and Assistant Corporate Secretary

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ANNEX 1
SIGNATURE